Exhibit 99.2

SHARPLINK GAMING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2021 Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, December 20, 2021 at 4:00 PM Central Time at SharpLink’s corporate headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, USA, and thereafter as it may be adjourned or postponed from time to time.

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To reelect Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the Board of Directors for a term expiring at our 2022 Annual General Meeting of Shareholders and when their successors are elected and qualified; and

2.	To ratify and approve the appointment of RSM US LLP, registered public accountants, as our Company’s independent registered public accountants for the year ending December 31, 2021 and to authorize the Board of Directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2020 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, each of which is more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Tuesday, November 16, 2021 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Monday, November 22, 2021.

The approval of the election of directors named in Item 1 and the proposal set forth in Item 2 requires the affirmative vote of holders of at least a majority of our Company’s ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matters presented for passage.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

i.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than Thursday, November 17, 2021. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the United States Securities and Exchange Commission (SEC) on Form 6-K, and available to the public on the SEC’s website at www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota, USA at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our office at the above address no later than December 10, 2021. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the aforementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our Company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely,
/s/ Joe Housman
Joe Housman
November 10, 2021	Chairman of the Board of Directors

ii.

SHARPLINK GAMING LTD.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of SharpLink Gaming Ltd. (“SharpLink” or the “Company”), to be voted at the Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 4:00 PM Central Time on Monday, December 20, 2021 at the Company’s corporate headquarters, located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, USA ,and thereafter as it may be adjourned or postponed from time to time.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) the reelection of Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the Board of Directors for a term expiring at our 2022 Annual General Meeting of Shareholders and until their successors are elected and qualified; and (2) the ratification and approval of the appointment of RSM US LLP, registered public accountants, as our Company’s independent registered public accountants for the year ending December 31, 2021 and the authorization of our Board of Directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee. In addition, the auditor’s report and our consolidated financial statement for the year ended December 31, 2020 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to voice on such matters in accordance with the judgement of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each director and the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.06 per share, as of the close of business on Tuesday, November 16, 2021, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof. As of November 10, 2021, there are 20,316,775 outstanding ordinary shares. Pursuant to the terms of Article 7.2.4 of our current Articles of Association (the “Articles”), holders of our Preferred A-1 shares are also entitled to vote on all matters submitted to a vote of our ordinary shares (on an as-converted basis, but with respect to any shareholder only up to the number of votes equal to the number of ordinary shares into which the Preferred A-1 shares would be convertible pursuant to the Beneficial Ownership Limitation, which is defined in our Articles as 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the issuance of ordinary shares issuable upon conversion of Preferred A-1 shares held by the applicable shareholder). For more information, see “Security Ownership of Certain Beneficial Owners and Management” below.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

  A quorum of shareholders is necessary to transact business at the Meeting. The presence of two or more shareholders holding in the aggregate more than 25% of the total voting powers attached to our ordinary shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our Preferred A-1 shares), represented in person or by proxy at the Meeting, will constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. A broker non-vote will also be used for the purpose of establishing a quorum but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum purposes.

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Majority Vote Standard

The approval of the election of the directors under Item 1 and the proposal set forth in Item 2 requires the affirmative vote of holders of at least a majority of the ordinary shares, on an as-converted basis, subject to the Beneficial Ownership Limitation, represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary

SharpLink Gaming Ltd.

333 Washington Avenue North

Suite 104

Minneapolis, Minnesota 55401, USA

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 10, 2021 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

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Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
SportsHub Games Network, Inc.	8,893,817		43.62%
Executive Officers
Rob Phythian, CEO	335,795	(3)	1.61%
Chris Nicholas, COO	235,795	(4)	1.13%
Brian Bennett, CFO	26,666	(5)	*
Non-Employee Directors
Joe Housman	96,067	(7)	*
Paul Abdo	92,391	(6)	*
Tom Doering	0		*
Scott Pollei	0		*
Adrienne Anderson	0		*
All director and executive officers as a group	786,714		3.77%

 * indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 20,316,775 outstanding ordinary shares,52,099 ordinary shares issuable to an institutional investor, upon conversion of Preferred A-1 Shares, and, for each individual listed, any stock options that individual has the right to exercise within 60 days of November 10, 2021

3 Consists of 66,759 ordinary shares and 269,036 ordinary shares issuable upon exercise of stock options that will be exercisable within 60 days of November 10, 2021.

4 Consists of 66,759 ordinary shares and 169,036 ordinary shares issuable upon exercise of stock options that will be exercisable within 60 days of November 10, 2021.

5 Consists of 26,666 ordinary shares issuable upon exercise of stock options that will be exercisable within 60 days of November 10, 2021.

6 Consists of 76,435 ordinary shares and 15,956 ordinary shares issuable upon exercise of stock options that will be exercisable within 60 days of November 10, 2021.

7 Consists of 80,111 ordinary shares and 15,956 ordinary shares issuable upon exercise of stock options that will be exercisable within 60 days of November 10, 2021.

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Mer Telemanagement Solutions Merger with SharpLink, Inc.

On July 26, 2021, Israel-based Mer Telemanagement Solutions Ltd. (“MTS”) closed on the merger of its U.S. subsidiary with U.S.-based SharpLink, Inc. (the “SharpLink Merger”) and the Company was subsequently renamed SharpLink Gaming Ltd. In connection with the closing of the SharpLink Merger, the Company completed a 1-for-2 reverse stock split of its ordinary shares. Subsequent to the closing of the SharpLink Merger, the former SharpLink, Inc. shareholders collectively owned approximately 86% of the combined company (on a fully-diluted basis, including a stock option pool equal to 10% of the Company’s issued and outstanding ordinary shares on a fully-diluted and as converted basis, and including ordinary shares underlying the Company’s Preferred A-1 Shares and Preferred B Shares issued to an institutional investor in SharpLink, Inc. in consideration for its SharpLink, Inc.’s preferred stock), and prior MTS shareholders collectively owned 14% of the combined company (including ordinary shares underlying warrants and options issued to MTS’s officers prior to the consummation of the SharpLink Merger).

Effective as of the closing of the SharpLink Merger, each member of MTS’ Board of Directors resigned and was replaced by seven members designated by SharpLink, as follows: Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo, Tom Doering, Adrienne Anderson and Scott Pollei. Ms. Anderson and Mr. Pollei were appointed as Outside Directors pursuant to Israeli Company Law. In addition, MTS officers were replaced by SharpLink’s officers.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2020, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on May 17, 2021 (the “2020 Annual Report”).

I. REELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our Articles provide that, unless otherwise prescribed by a resolution adopted at a General Meeting, the Board of Directors shall consist of not less than four (4) nor more than twelve (12) directors (including the outside directors appointed as required under the Israeli Companies Law).

Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect Mr. Joe Housman, Mr. Rob Phythian, Mr. Chris Nicholas, Mr. Paul Abdo and Mr. Tom Doering to hold office until our 2022 Annual General Meeting of Shareholders and until their successors are elected and qualified. Messrs. Housman, Phythian, Nicholas, Abdo and Doering were appointed as our Board members on July 26, 2021, concurrently with the consummation of the SharpLink Merger.

We have elected pursuant to NASDAQ Stock Market Rule 5615(a)(3) not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by the Board of Directors for election by our shareholders. All director nominees submitted written declarations as required under the Israeli Companies Law. Such declarations are available for review at our registered office.

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For information concerning the terms of service of the director nominees and their terms of employment as our officers, as applicable, see “Election and Approval of Terms of Service of all director nominees other than outside directors to the MTS Board,” “Approval of Terms of Employment of Rob Phythian, the Chief Executive Officer of the combined company” and “Approval of Terms of Employment of Chris Nicholas, the Chief Operating Officer of the combined company,” appearing on pages 115, 122 and 124, respectively, of the proxy statement submitted by us to the SEC as Exhibit 99.2 to a For 6-K dated June 16, 2021 in connection with the SharpLink Merger.

Set forth below is information about Mr. Housman, Mr. Phythian, Mr. Nicholas, Mr. Abdo and Mr. Doering, including age, position(s) held with our Company, principal occupation, business history and other directorships held.

Nominees for Reelection as Directors

Joe Housman: Mr. Housman, age 39, has served as the Chairman of our Board of Directors since July 2021 and has served on the board of directors of SharpLink, Inc. since its inception in February 2019. Since 2014, Mr. Housman has served as Vice President for Hays Companies | Brown & Brown Insurance, a national insurance brokerage firm, where he works with clients on risk management solutions with an emphasis on private equity and M&A transactions. Prior to Hays Companies, Mr. Housman was employed at Deloitte from 2004 to 2014 in the firm’s private company tax group. Mr. Housman also serves as a director of several private company businesses, working closely with the management teams on strategic growth and management initiatives, as well as advising and negotiating on acquisitions, operations, and dispositions of private company investments. Mr. Housman was also a director of SportsHub from 2015 through September 2021 when he resigned. He is a CPA (inactive) in the state of Minnesota and earned his B.A. in Accounting from Saint John’s University (Minnesota).

Rob Phythian: Mr. Phythian, age 56, has acted as our Chief Executive Officer and director since July 2021 and is currently President and Chief Executive Officer of SharpLink, Inc., a position he has held since he co-founded SharpLink, Inc. in February 2019. From 2015 to 2021, Mr. Phythian was Chief Executive Officer and a director of SportsHub Games Network, Inc. (“SportsHub”), a fantasy sports consolidation and daily game operator. Mr. Phythian resigned from his position as Chief Executive Officer in June 2021, and he also resigned his position as a director of SportsHub in September 2021. Before SportsHub, Mr. Phythian was co-founder and CEO of SportsData, where he was responsible for corporate operations, business development and strategic partnerships. Mr. Phythian was CEO of SportsData from 2010 until 2013, when SportsData was sold to international data company Sportradar AG (“Sportradar”). Mr. Phythian stayed with Sportradar until August 2015, working on key league and customer relationships including Google, Turner Sports, NBC, CBS and the NFL. Prior to Sportradar, Mr. Phythian founded Fanball.com, which was sold to FUN Technologies, a publicly-traded company. Mr. Phythian earned a bachelor’s degree in Business Administration from the University of St. Thomas (Minnesota).

Chris Nicholas: Mr. Nicholas, age 52, has acted as our Chief Operating Officer and director since July 2021 and is currently also the Chief Operating Officer of SharpLink, Inc., a position he has held since SharpLink, Inc. was founded in February 2019. Prior to SharpLink, Inc., Mr. Nicholas was Chief Operating Officer and a director of SportsHub, from 2016 to 2019, and continued providing services to SportsHub on a limited part-time basis until June 1, 2021. Mr. Nicholas resigned his position as a director of SportsHub in September 2021. Prior to SportsHub, he was the Founder and CEO of Sports Technologies, Inc (“Sports Technologies”), which SportsHub purchased in 2016. Prior to Sports Technologies, Mr. Nicholas spent ten years at ESPN.com, most recently as Executive Producer, where he was responsible for the Fantasy Sports and ESPN Insider businesses. Mr. Nicholas began his career in 1994 at Starwave Corporation, an internet media company that was the first to put sports news, information and fantasy games on the Internet. Mr. Nicholas earned his B.A. from Dartmouth College.

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Paul J. Abdo: Mr. Abdo, age 51, has served on our Board of Directors since July 2021. Mr. Abdo is the CEO of Abdo Publishing, a world-wide educational publisher of print and digital content for schools. Prior to becoming CEO in 2015, Mr. Abdo worked in several different facets of the company including editorial, marketing, and international sales, starting and leading several divisions in the company including Spotlight Books, EPIC Press, and Essential Library. Mr. Abdo also serves on the board of the parent company, Abdo Consulting Group Inc. (ACGI), which has holdings in publishing, finance, real estate, and gaming. Mr. Abdo is also on the board of BankVista, a community bank with several branches in Minnesota. He obtained his bachelor’s and M.A. degrees in English from Minnesota State University, Mankato.

Tom Doering: Mr. Doering, age 55, has served on our Board of Directors since July 2021. Mr. Doering is an experienced business leader, technology investor and strategic advisor. Since 2006, he has served on the boards of directors and as an advisor for multiple privately-held companies in the technology, fantasy sports, consumer services, travel and non-profit industries. In 2008, he co-founded and served on the board of directors of LeagueSafe, a premier fantasy sports league management company that was acquired by Sports Hub Game Network in 2016. Prior to LeagueSafe, Mr. Doering Co-Founded E-Travel Experts (ETX) in 1998 and served as CEO until it was acquired in 2004 by Affiliated Computer Services, a provider of technology enabled solutions as well as fraud prevention, ticketing, accounting and back-office operations to the then-emerging internet travel industry.

The Board of Directors recommends a vote FOR the election of the nominees for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 2 on the Proxy Card)

Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global (“EY”), which have served as our independent public accountants since our inception in 1996 , informed us during 2021 that due to reasons unrelated to us they will not seek reappointment as our auditors for the year ended December 31, 2021.

During our fiscal years ended December 31, 2020 and December 31, 2019 and through the date hereof, there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused it to make reference thereto in its reports on our financial statements for such fiscal years or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F. EY’s audit reports on the financial statements of the Company for the two most recent fiscal years, ended December 31, 2019 and 2020, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that EY’s audit reports for these years included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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For more information concerning the fees paid by us to EY for our last two fiscal years, see Item 16C “Principal Accountant Fees and Services” of our 2020 Annual Report.

At the Meeting, shareholders will be asked to ratify and approve the appointment of RSM US LLP, registered public accountants, as our independent registered public accountants for the year ending December 31, 2021, pursuant to the recommendation of our Audit Committee and Board of Directors.

Our Audit Committee and Board of Directors discussed the appointment of RSM US LLP as our auditors and noted that as a result of RSM US LLP’s familiarity with our operations and reputation in the auditing field, they believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meetings, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

 ”RESOLVED, to ratify and approve the appointment of RSM US LLP, registered public accountants, as our Company’s independent registered public accountants for the year ending December 31, 2021, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of RSM US LLP is not approved by our shareholders, or if RSM US LLP ceases to act as our independent registered public accountants, or if the Audit Committee removes RSM US LLP as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2020 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our 2020 Annual Report, which included the auditor’s report and consolidated financial statements for the year ended December 31, 2020, is available on our website at www.sharplink.com or through the EDGAR website of the SEC at www.sec.gov. To have a printed copy mailed to you, please contact our Investor Relations department at SharpLink Gaming Ltd., 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401 USA, Attention: Investor Relations; Telephone: 407-960-4636, email: ir@sharplink.com. None of the auditor’s report, consolidated financial statements, the 2020 Annual Report or the contents of our website form part of the proxy solicitation material.

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PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than November 17, 2021. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 24, 2021 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

B y Order of the Board of Directors
/s/ Chris Nicholas
Corporate Secretary
Dated: November 10, 2021

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